Exhibit 15.3

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-222000) and the Registration Statement on Form S-8 (File No. 333-210057) of Orange of our reports dated February 21, 2018 with respect to the consolidated statements of financial position of Orange and its subsidiaries (the “Group”) as of December 31, 2017, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes, and the effectiveness of internal control over financial reporting of the Group as of December 31, 2017, which reports appear in this Annual Report on Form 20-F for the year ended December 31, 2017.

/s/ KPMG S.A.

Represented by Marie Guillemot

Paris-La Défense

April 4, 2018